December 15, 2017	TSX.V - GIGA

Giga Metals Announces Private Placement

(Vancouver, B.C.) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA), today announced a non-brokered Private Placement of up to 3,400,000 units at a price of $0.60 per unit for total gross proceeds of up to $2,040,000.00.

Each unit will consist of one share and one-half warrant. The warrants will have a term of 3 years from the date of closing and each full warrant will be exercisable for one new share at a price of $0.70.

Finder’s fees may be payable on some or all of the units placed. The finder’s fees will consist of 6% of the gross cash proceeds payable in cash and finder’s warrants equal to 6% of the units placed. Each finder’s warrant will be exercisable at $0.70 for a term of one year after the closing date of the private placement.

Subscriptions for 1,753,400 units have been received by the Company, representing gross proceeds of $1,052,040, and the first tranche of the financing is expected to close next week.

Use of proceeds will be for general corporate purposes, metallurgical and engineering studies of the company’s Turnagain project and for potential acquisitions in the battery materials space.

The financing is subject to regulatory approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, CEO
GIGA METALS CORPORATION

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Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com